Sticker to Prospectus

The Prospectus for ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) consists of (1) this sticker, (2) the Prospectus, dated May 5, 2010, (3) Supplement No. 1, dated May 14, 2010, (4) Supplement No. 2, dated August 16, 2010, and (5) this Supplement No. 3, dated November 12, 2010, which contains information related to the current status of the offering, provides information regarding certain transactions entered into by Fund Fourteen, updates certain information regarding funds sponsored by affiliates of Fund Fourteen’s General Partner, and updates certain financial information in the Prospectus.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-153849

ICON EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P.

SUPPLEMENT NO. 3
DATED NOVEMBER 12, 2010

TO PROSPECTUS DATED
MAY 5, 2010

Summary

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) is providing you with this Supplement No. 3, dated November 12, 2010, to update the Prospectus, dated May 5, 2010, as amended by Supplement No. 1, dated May 14, 2010, and Supplement No. 2, dated August 16, 2010.  The information in this Supplement No. 3 supplements, modifies and supersedes some of the information contained in the Fund Fourteen Prospectus, as amended by Supplement No. 1 and Supplement No. 2.  This Supplement No. 3 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1 and Supplement No. 2.

The primary purposes of this Supplement No. 3 are to:

•	Describe the current status of the offering;

•	Provide information regarding certain transactions entered into by Fund Fourteen;

•	Update certain information regarding funds sponsored by affiliates of Fund Fourteen’s general partner, ICON GP 14, LLC (the “General Partner”); and

•	Update certain financial information of Fund Fourteen to September 30, 2010.

Current Status of the Offering

The initial closing date for Fund Fourteen was June 19, 2009, the date at which Fund Fourteen had raised $1,200,000 and reached the minimum offering amount.  On August 27, 2009, Fund Fourteen achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania and the State of Tennessee.  As of November 5, 2010, 174,424 limited partnership interests have been sold to 4,862 limited partners, representing $173,997,113 of capital contributions to Fund Fourteen.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through November 5, 2010, Fund Fourteen paid and/or accrued the following fees in connection with its offering of its limited partnership interests:  (i) sales commissions to third parties in the amount of $11,715,502 and (ii) underwriting fees to affiliated parties in the amount of $5,047,769.  Through November 5, 2010, organizational and offering expenses in the amount of $2,461,169 were paid or incurred by Fund Fourteen, its General Partner, or its General Partner’s affiliates.  These fees and expense reimbursements are described on pages 35 and 36 of the Prospectus.

Recent Transactions

Note Receivable Secured by Aframax Tankers

On June 30, 2010, Fund Fourteen, through its wholly-owned subsidiary, ICON Palmali 14, LLC (“ICON Palmali 14”), participated in a $96,000,000 loan facility by making a second priority secured term loan to Ocean Navigation 5 Co. Ltd. and Ocean Navigation 6 Co. Ltd. (collectively, “Ocean Navigation”) pursuant to a loan agreement.  The proceeds of the loan were used by Ocean Navigation to purchase two Aframax tanker vessels, the Shah Deniz and the Absheron.  On July 28, 2010 and September 14, 2010, ICON Palmali 14 funded the loan in the aggregate amount of $14,400,000 to Ocean Navigation.  Interest on the secured term loan accrues at a rate of 15.25% per year and is payable quarterly in arrears for a period of six years from the delivery date of each vessel.  The entire principal amount will be due at the maturity of the loan.

In connection with the loan, ICON Palmali 14 collected (i) arrangement fees in the amount of $360,000 and (ii) unused commitment fees in the amount of approximately $38,000.  Fund Fourteen paid an acquisition fee to the Investment Manager of $1,735,500 relating to ICON Palmali 14’s investment in this transaction.

The loan is secured by, among other things, second priority security interests in (i) the vessels, (ii) the earnings from the vessels and (iii) the equity interests of Ocean Navigation.  In addition, Ocean Navigation or the Palmali Guarantors (as defined below) must provide ICON Palmali 14 additional security for the loan with a fair market value of not less than $10,000,000 within twelve months of the date of the loan agreement.  All of Ocean Navigation’s obligations under the loan agreement are guaranteed by its direct and indirect parent companies and affiliates, Palmali Holding Company Limited, Palmali International Holding Company Limited, Palocean Shipping Limited and Ocean Holding Company Limited (collectively, the “Palmali Guarantors”).

Note Receivable Secured by Metal Cladding and Production Equipment

On September 1, 2010, Fund Fourteen made a secured term loan to EMS Enterprise Holdings, LLC, EMS Holdings II, LLC, EMS Engineered Materials Solutions, LLC, EMS CUP, LLC and EMS EUROPE, LLC (collectively, “EMS”) in the amount of $4,800,000.  Interest on the loan accrues at a rate of 13% per year and is payable monthly in arrears for a period of forty-eight months.  EMS will make interest only payments for the first six months, followed by forty-two monthly payments of principal and interest.

The loan is secured by, among other things, (i) a first priority security interest in all of EMS’s existing and hereafter acquired U.S. assets (excluding accounts receivable and inventory) including, but not limited to, all equipment used in EMS’s metal cladding operation consisting of furnaces, rolling mills, winders, slitters and production lines, as well as all contract rights, patents and licenses, (ii) a first priority mortgage over real property located in Hamburg, Pennsylvania, (iii) a pledge of the equity of EMS, and (iv) a second priority security interest in all of EMS’s accounts receivable and inventory.

In connection with the loan, Fund Fourteen collected a closing fee in the amount of $96,000.  Throughout the term of the loan, Fund Fourteen will collect an annual collateral monitoring fee in the amount of $48,000 on each anniversary of the loan.  In the event that EMS prepays the loan, the annual collateral monitoring fee will be due upon prepayment by EMS.  Fund Fourteen paid an acquisition fee to the Investment Manager in the amount of $120,000 relating to Fund Fourteen’s investment in this transaction.

Note Receivable Secured by Lifting and Transportation Equipment

On September 24, 2010, Fund Fourteen participated in an approximately $150,000,000 loan facility by making a secured term loan to Northern Crane Services Inc. (“Northern Crane”) in the amount of $5,250,000.  Interest on the loan accrues at a rate of 15.75% per year and is payable quarterly in arrears for a period of fifty-four months beginning on October 1, 2010.  With the final payment, Fund Fourteen will receive a one time balloon payment in the aggregate amount of 32.50% of the outstanding loan amount.

The loan is secured by, among other things, a second priority security interest in all of the assets of Northern Crane and its subsidiaries, consisting of (i) lifting and transportation equipment such as all-terrain, crawler, rough terrain, carry deck/hydraulic, and boom truck cranes, heavy haul tractors, and multi-axle platform trailers, (ii) accounts receivable, (iii) any other existing or future assets owned by Northern Crane and its subsidiaries, and (iv) a pledge of the equity of Northern Crane and its subsidiaries.

In connection with the loan, Fund Fourteen collected (i) closing fees in the amount of $105,000 and (ii) interim interest in the amount of $16,078 for the period from September 24th through September 30th.  All of Northern Crane’s and its subsidiaries’ obligations under the loan are guaranteed by their ultimate parent company, NC Services Group Ltd., and its subsidiaries.  Fund Fourteen paid an acquisition fee to the Investment Manager in the amount of $490,000 relating to Fund Fourteen’s investment in this transaction.

Note Receivable Secured by Building Contract and Refund Guarantee

On September 27, 2010, Fund Fourteen, through its wholly-owned subsidiary, ICON SE, LLC (“ICON SE”), participated in an approximately $46,000,000 loan facility by agreeing to make a secured term loan to SE Shipping Lines Pte. Ltd. (“SE Shipping”) for the purchase of a new build heavy lift vessel and accompanying equipment.  The aggregate principal amount of ICON SE’s loan is $18,000,000 and will be made to SE Shipping in six installments.  Each installment will be made on the basis of certain building milestones having been met, but no installment shall occur after November 27, 2012.  Interest on the loan accrues at a rate of 18% per year and is payable monthly in arrears for a period of twenty-four months from the delivery date of the vessel.  With the final payment, ICON SE will receive a one time balloon payment equal to 76% of the amount of the loan then outstanding as of the delivery date of the vessel.

The loan is secured by (i) an assignment of the building contract and refund guarantee, (ii) an assignment of the contract of affreightment in respect of the vessel, (iii) a first priority security interest over a bank account in which SE Shipping will deposit $1,000,000 as security for the benefit of ICON SE, (iv) a second priority security interest in the vessel, and (v) a second priority security interest in the earnings from the vessel and any insurance proceeds.

In connection with the loan, ICON SE will collect a commitment fee at a rate of 2% per year on the undrawn loan amount from September 27, 2010 until the earlier of (i) the final drawing, (ii) the date of any voluntary prepayment prior to the delivery date of the vessel, (iii) the delivery date of the vessel, and (iv) November 27, 2012.  All of SE Shipping’s obligations under the loan will be guaranteed by a bank acceptable to ICON SE.  Fund Fourteen paid an acquisition fee to the Investment Manager in the amount of approximately $1,160,000 relating to this transaction.

As of September 30, 2010, no amounts were funded under the loan agreement.

Carrier Vessels

On September 29, 2010, Fund Fourteen, through its wholly-owned subsidiaries, ICON Amazing, LLC (“ICON Amazing”) and ICON Fantastic, LLC (“ICON Fantastic”), entered into memoranda of agreement to purchase the supramax bulk carrier vessels, the Amazing and the Fantastic, from Amazing Shipping Ltd. (“ASL”) and Fantastic Shipping Ltd. (“FSL”), wholly-owned subsidiaries of Geden Holdings Limited (“Geden”), for the aggregate purchase price of $67,000,000.  Simultaneously with these acquisitions, which closed on October 1, 2010, the Amazing and the Fantastic were bareboat chartered back to ASL and FSL, respectively, for a period of seven years commencing on October 1, 2010.  The purchase price of the vessels consisted of $23,450,000 in cash and a non-recourse loan in the amount of $43,550,000.  Fund Fourteen paid the aggregate amount of $21,943,000 of the purchase price to ASL and FSL and acquisition fees of $1,675,000 to the Investment Manager as of September 30, 2010.

In connection with the transactions, Fund Fourteen collected an arrangement fee in the amount of $670,000.  All of ASL’s and FSL’s obligations under the bareboat charters are guaranteed by Geden.

Risks Related to Our Business

The disclosure under the heading “Risk Factors” beginning on page 13 of the Prospectus, dated May 5, 2010, as amended by Supplement No. 1, dated May 14, 2010, and Supplement No. 2, dated August 16, 2010, is hereby revised by replacing the first sentence of the fourth risk factor under the heading “Risks Related to Our Business” in its entirety by the following:

As of November 5, 2010, six of the thirteen other public equipment leasing and finance funds that our Investment Manager sponsored have completed operations and have been liquidated.

Risks Related to Our Organization and Structure

The disclosure under the heading “Risk Factors” beginning on page 13 of the Prospectus, dated May 5, 2010, as amended by Supplement No. 1, dated May 14, 2010, and Supplement No. 2, dated August 16, 2010, is hereby revised by replacing the third sentence of the second risk factor under the heading “Risks Related to Our Organization and Structure” in its entirety by the following:

As of November 5, 2010, our Investment Manager, an affiliate of our General Partner, is managing seven other public equipment leasing and finance funds.

Funds Sponsored by Affiliates of Fund Fourteen’s General Partner

The disclosure under the heading “Funds Sponsored by Affiliates of Our General Partner” beginning on page 54 of the Prospectus, dated May 5, 2010, as amended by Supplement No. 1, dated May 14, 2010, and Supplement No. 2, dated August 16, 2010, is hereby revised by replacing the third and fourth paragraphs in their entirety by the following:

The foregoing equipment leasing and finance funds, all of which were publicly offered equipment leasing and financing limited partnerships or limited liability companies, are referred to collectively as the equipment leasing and finance funds sponsored by our Investment Manager. Affiliates of our General Partner have also engaged in the past, and our General Partner and its affiliates may in the future engage, in the business of brokering or acquiring investments in Capital Assets that do not meet the investment criteria our General Partner has established for us and for the equipment leasing and finance funds sponsored by it and/or its affiliates, such as the criteria for creditworthiness, Capital Asset types, excess transaction size or concentration by lessee/borrower, location or industry.

As of November 5, 2010, six of the thirteen other public equipment leasing and finance funds that our Investment Manager sponsored have completed operations and have been liquidated. These equipment leasing and finance funds had different investment objectives than us and were primarily operated by individuals who have not been part of either our General Partner’s or Investment Manager’s current management team. A brief financial summary of the performance of those completed funds follows.

Recent Potentially Adverse Business Developments or Conditions

The disclosure under the heading “Funds Sponsored by Affiliates of Our General Partner – Recent Potentially Adverse Business Developments or Conditions” on pages 59 through 63 of the Prospectus, dated May 5, 2010, as amended by Supplement No. 1, dated May 14, 2010, and Supplement No. 2, dated August 16, 2010, is hereby replaced in its entirety by the following:

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets have deteriorated significantly over the past two years. As a result, our Investment Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable. As discussed above, we expect to rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than the other equipment leasing and finance funds sponsored by previous management and, therefore, our Investment Manager believes that we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on domestic financing markets indicates that domestic financing volume in general and equipment leasing volume in particular has generally deteriorated over the past two years. As noted previously, while some of the reduction in the domestic market in general is due to voluntary and involuntary deleveraging by corporate borrowers, some of the other main factors cited for the decline in outstanding commercial lending and financing volume include the following:

•	lack of liquidity to provide new financing and/or refinancing;

•
heightened credit standards and lending criteria (including ever-increasing spreads, fees, and other costs, as well as lower advance rates and shorter tenors, among other factors) that have hampered some demand for and issuance of new financing and/or refinancing;

•	net charge offs of and write-downs on outstanding financings; and

•
many lenders being sidetracked from providing new lending by industry consolidation, management of existing portfolios and relationships, and amendments (principally covenant relief and “amend and extend”).

In addition, the volume of issuance of high yield bonds and, to a lesser extent, investment grade bonds has risen significantly over the past few quarters, a significant portion of the proceeds of which have been used to pay down and/or refinance existing commercial and industrial loans. As a result, financial institutions and other financing providers with liquidity to provide financing can do so selectively, at higher spreads and other more favorable terms than have been available in many years.

A significant portion of the statistical data regarding the domestic equipment financing market’s performance is provided by the equipment financing divisions of commercial and industrial banks, large independent leasing and finance companies, and captive and vendor leasing and finance companies. These institutions generally provide financing to companies seeking to lease or finance small ticket and micro ticket equipment, use credit scoring methodologies to underwrite a lessee’s or borrower’s creditworthiness, and rely heavily on the issuance of commercial paper and/or lines of credit from other financial institutions to finance new business. On the other hand, our investment objectives and strategy focus on financing middle- to large-ticket, business-essential equipment and other capital assets, we typically underwrite and structure such financing in a manner similar to providers of senior indebtedness (i.e., our underwriting includes both creditworthiness and asset due diligence and considerations and our structuring often includes guarantees, equity pledges, warrants, liens on related assets, etc.), and we are not reliant on receiving outside financing through the issuance of commercial paper or from lines of credit to finance new business or meet our investment objectives. Accordingly, the performance of the overall equipment financing market is not directly correlated to our performance and our Investment Manager does not expect that there will be any material adverse impact on the demand for the Capital Assets that we will in the future acquire or invest in. Moreover, in light of the tightening of the credit markets, our Investment Manager has reviewed and expects to continue to review more potential financing opportunities than it has in its history. As such, because we focus on providing structured financing to companies that are either under-banked or unappreciated by conventional finance sources, or have become so due to conditions in the credit markets, we expect to be able to capitalize on making favorable investments that will in turn enable us to meet our investment objectives.

The U.S. economy entered into a recession in December 2007 and the rate of payment defaults by borrowers generally has risen significantly since. Nevertheless, since the onset of the recession, none of the other equipment leasing and financing funds managed by our Investment Manager have experienced any material defaults in payment to them that our Investment Manager expects would materially impact their liquidity, cash flows or profitability. Some of these funds have disclosed certain potentially adverse business developments or conditions in their Annual Reports on Form 10-K for the years ended December 31, 2009 and 2008 and their Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010. Except as disclosed above, our Investment Manager does not expect that any of these events will materially impact such funds’ liquidity, cash flows or profitability at this time. These events include:

(i)
On September 5, 2008, several of our affiliates entered into an amended forbearance agreement with MW Universal, Inc. (“MWU”), LC Manufacturing, LLC (“LC Manufacturing”), MW Crow, Inc. (“Crow”) and seven other subsidiaries of MWU (collectively, the “MWU entities”) to cure certain non-payment related defaults by the MWU entities under their lease covenants. The terms of the agreement included, among other things, the pledge of additional collateral and the grant of a warrant for the purchase of 12% of the fully diluted common stock of MWU. On February 27, 2009, several of our affiliates entered into a further amended forbearance agreement with the MWU entities to cure certain lease defaults. In consideration for restructuring LC Manufacturing’s lease payment schedule, one of our affiliates received, among other things, a warrant to purchase 10% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015. The forbearance agreement, as amended, was entered into to provide the MWU entities with additional flexibility during these tough economic times, while at the same time attempting to preserve our affiliates’ projected economic return on their investments. On June 1, 2009, one of our affiliates amended and restructured the master lease agreement with LC Manufacturing to reduce the assets under lease and entered into a new 43-month lease with Metavation, LLC for the assets previously under lease with LC Manufacturing. In consideration for restructuring LC Manufacturing’s lease payment schedule, our affiliate received a warrant to purchase 65% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015. On January 13, 2010, our affiliate further amended the lease with LC Manufacturing to reduce LC Manufacturing’s payment obligations under the lease and to provide our affiliate with an excess cash flow sweep in the event that excess cash flow becomes available in the future. On May 31, 2010, MWU sold its equity interest in LC Manufacturing to an entity controlled by LC Manufacturing’s management and the personal guaranty of MWU’s principal was reduced to $6,500,000 with respect to LC Manufacturing. On September 30, 2010, our affiliate further amended the lease with LC Manufacturing to reduce LC Manufacturing’s monthly rental payments to $25,000 through December 31, 2011.  In consideration for reducing the monthly rent, LC Manufacturing agreed to an increase in the amount of the end of lease purchase option to approximately $4,000,000;

(ii)
On January 21, 2009, Fund Nine filed a lawsuit in the U.S. District Court for the Southern District of New York against Wildwood Industries, Inc. (a Fund Nine lessee, “Wildwood”) and its owners who guaranteed Wildwood’s obligations for breaches of the leases and guarantees related to Wildwood’s failure to make rental payments. On March 5, 2009, an involuntary petition under Chapter 11 of the U.S. Bankruptcy Code was filed against Wildwood by three of Wildwood’s creditors in U.S. Bankruptcy Court. On September 18, 2009, the involuntary petition under Chapter 11 was converted into a proceeding under Chapter 7 by the U.S. Bankruptcy Court Trustee. Fund Nine does not expect to receive any further recovery from Wildwood;

(iii)
On February 11, 2009, Pliant Corporation (“Pliant”) (a lessee of a joint venture between Fund Eleven and Fund Twelve) commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court to eliminate all of its high yield debt. In connection with this action, Pliant submitted a financial restructuring plan to eliminate its debt as part of a pre-negotiated package with its high yield creditors. On September 22, 2009, Pliant assumed its lease with our affiliates’ joint venture and on December 3, 2009, Pliant emerged from bankruptcy. To date, Pliant has made all of its lease payments;

(iv)
On February 17, 2009, Appleton Papers, Inc. (a Fund Twelve borrower, “Appleton”) notified Fund Twelve that it was in breach of a financial covenant contained in its secured term loans. As a result of this breach, the parties agreed to increase the interest rate on the term note from 12.5% to 14.25% per year beginning with the payment due on March 1, 2009. On February 26, 2010, Fund Twelve amended certain financial covenants in the loan agreement with Appleton. In consideration for amending the loan agreement, Fund Twelve received an amendment fee in the amount of approximately $117,000 from Appleton. On July 20, 2010, Fund Twelve amended the loan agreement to release two borrowers, American Plastics Company, Inc. and New England Extrusion, Inc., that were being sold by Appleton to a third party. In consideration for amending the loan agreement, Fund Twelve received an amendment fee in the amount of $40,000 from Appleton. On November 1, 2010, Appleton satisfied in full its remaining obligations under the loan agreement by prepaying the aggregate outstanding principal and interest in the amount of approximately $17,730,000. In connection with the prepayment, Fund Twelve collected an additional prepayment fee in the amount of $1,210,000;

(v)
On March 1, 2009, Spansion LLC (a Fund Nine lessee, “Spansion”) filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court. On March 12, 2009, Spansion rejected the two leases that were renewed on April 1, 2008. The equipment under these two leases was returned on June 3, 2009. Based on our Investment Manager’s assessment of the equipment and knowledge of the market for such equipment, Fund Nine recorded an impairment charge for the year ended December 31, 2009. In addition, Spansion affirmed a lease that was extended on July 1, 2008. On July 29, 2009, Fund Nine sold all of the equipment subject to the affirmed lease to Spansion. On February 22, 2010, the U.S. Bankruptcy Court approved a stipulation between Fund Nine and Spansion allowing Fund Nine’s administrative expense claim in the amount of $89,813 and unsecured claim in the amount of $268,987. On March 22, 2010, Fund Nine sold its unsecured claim to a third party for $161,392.20. During the three months ended March 31, 2010, Fund Nine sold the equipment subject to the rejected leases for approximately $91,000;

(vi)
Fund Ten restructured its lease financing with Premier Telecom Contracts Limited (“Premier”) in exchange for control of the equity of Premier’s parent company until such time as Fund Ten receives its expected return on its investment. In addition, during 2009, Fund Ten recorded an impairment loss of approximately $1,513,000 related to Premier;

(vii)
Fund Eleven restructured the payment obligations of MWU and another of its subsidiaries, W Forge Holdings, Inc. (“W. Forge”), in a manner that should permit such parties to have additional flexibility during these tough economic times, while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment. In consideration for this restructuring, Fund Eleven received, among other things, a $200,000 arrangement fee payable at the conclusion of the lease term and a warrant to purchase 20% of the fully diluted common stock of W. Forge, at an exercise price of $0.01 per share, exercisable for a period of five years from the grant date. Subsequently, as further consideration for additional restructuring of W. Forge’s lease payment schedule, Fund Eleven received a warrant from W. Forge to purchase an additional 20% of its fully diluted common stock, at an aggregate purchase price of $1,000, exercisable until March 31, 2015. On December 31, 2009, Fund Eleven and W. Forge agreed to terminate their lease. Simultaneously with the termination, Fund Eleven sold the equipment to W. Forge;

(viii)
On April 15, 2009, Groupe Henri Heuliez (the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (with HSA, “Heuliez”)) and HSA filed for “Redressement Judiciaire,” a proceeding under French law similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code. Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009. Since the time of the Redressement Judiciaire filings, two French government agencies agreed to provide Heuliez with financial support and a third party, Bernard Krief Consultants (“BKC”), agreed to purchase Heuliez. On July 8, 2009, the French Commercial Court approved the sale of Heuliez to BKC, which approval included the transfer of Fund Eleven’s leases. Subsequently, BKC defaulted on its obligation to purchase Heuliez and Heuliez re-entered Redressement Judiciaire. On June 30, 2010, the administrator for the Redressement Judiciaire sold Heuliez to Baelen Gaillard (“Baelen”). Fund Eleven and Baelen have agreed to restructure Fund Eleven’s leases so that Fund Eleven can recover its investment;

(ix)
On July 28, 2009, Fund Ten terminated its lease with MW Monroe Plastics, Inc., a subsidiary of MWU (“Monroe”), and transferred title to the machining and metal working equipment to Cerion MPI, LLC (“MPI”), an affiliate of Monroe, in consideration for MPI transferring title to equipment of at least equal or greater fair market value to Fund Ten. Beginning August 1, 2009, Fund Ten entered into a lease with MPI for such equipment for a term of 41 months. On July 26, 2010, Fund Ten, in consideration for all amounts due under the lease, sold the equipment to MPI and terminated the lease. In addition, also on July 26, 2010, MPI satisfied in full its obligations under a promissory note issued to Fund Eleven;

(x)
Due to the global downturn in the automotive industry, Sealynx Automotive Transieres SAS (a Fund Twelve lessee, “Sealynx”) requested a restructuring of its lease payments. Fund Twelve agreed to reduce Sealynx’s lease payments during the three months ended September 30, 2009. On January 4, 2010, Fund Twelve restructured Sealynx’s payment obligations under its lease to provide Sealynx with cash flow flexibility while at the same time attempting to preserve Fund Twelve’s projected economic return on its investment. As additional security for restructuring the payment obligations, Fund Twelve received an additional mortgage on certain real property owned by Sealynx in Charleval, France. On July 5, 2010, Sealynx filed for a conciliation procedure with the Commercial Court of Nanterre requesting that it be permitted to repay, over a two-year period, approximately $1,900,000 of rental payments that had been due to Fund Twelve on July 1, 2010. The Commercial Court of Nanterre has not yet ruled on Sealynx’s request;

(xi)
On September 23, 2009, Fund Eleven defaulted on a non-recourse long-term loan with BNP Paribas (“Paribas,” f/k/a Fortis Bank SA/NV) related to the four Handymax product tankers, the M/T Doubtless, the M/T Faithful, the M/T Spotless, and the M/T Vanguard, due to the failure to make required payments under the loan agreement following the termination of the bareboat charters. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $5,827,000 relating to the write down in value of the M/T Faithful. On April 1, 2010, Fund Eleven amended the terms of the loan with Paribas, at which time Paribas agreed to waive all defaults under the loan. On April 30, 2010, in connection with the amendment of the loan, the time charters underlying the M/T Doubtless, the M/T Spotless and the M/T Vanguard were extended until November 15, 2010. On May 29, 2010, Fund Eleven entered into a ten-month time charter for the M/T Faithful. On September 30, 2010, Fund Eleven entered into a memorandum of agreement to sell the M/T Faithful. Fund Eleven recorded non-cash impairment charges of approximately $402,000 related to the proposed sale of the M/T Faithful and approximately $7,753,000 related to the write down of the M/T Doubtless, the M/T Spotless and the M/T Vanguard to fair value as of September 30, 2010. On October 6, 2010, Fund Eleven entered into a memorandum of agreement to sell the M/T Vanguard at the expiration of its time charter. On October 13, 2010, Fund Eleven terminated the M/T Faithful time charter and sold the M/T Faithful;

(xii)
In October 2009, certain facts came to light that led our Investment Manager to believe that Equipment Acquisition Resources, Inc. (a lessee of a joint venture between Fund Eleven and Fund Twelve, “EAR”) was perpetrating a fraud against EAR’s lenders, including ICON EAR, LLC and ICON EAR II, LLC (collectively, “ICON EAR”). On October 23, 2009, EAR filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Due to the bankruptcy filing and ongoing investigation regarding the alleged fraud, at this time it is not possible to determine ICON EAR’s ability to collect the amounts due to them in accordance with the leases or the security received. In addition, during 2009, Fund Eleven and Fund Twelve recognized non-cash impairment charges relating to the write down in value of the semiconductor manufacturing equipment. On June 2, 2010, ICON EAR sold a parcel of real property in Jackson Hole, Wyoming that was received as additional security under the leases for a net purchase price of approximately $757,000. On June 7, 2010, ICON EAR received judgments in New York State Supreme Court against two principals of EAR who had guaranteed EAR’s lease obligations. ICON EAR has had the New York State Supreme Court judgments recognized in Illinois, where the principals live, and is attempting to collect on such judgments. At this time, it is not possible to determine ICON EAR’s ability to collect the amounts due under the leases from EAR’s principals. In addition, during the three months ended June 30, 2010, Fund Eleven and Fund Twelve recognized non-cash impairment charges relating to the write down in value of the remaining parcels of real property located in Jackson Hole, Wyoming;

(xiii)
On October 30, 2009, Fund Ten amended the bareboat charters for two container vessels, the ZIM Canada and the ZIM Korea, to restructure each respective charterer’s payment obligations. The charter for the ZIM Canada was extended from June 30, 2014 to March 31, 2017 and the charter for the ZIM Korea was extended from June 30, 2014 to March 31, 2016. The purpose of the restructuring was to provide the charterers with additional flexibility while at the same time attempting to preserve Fund Ten’s projected economic return on its investment;

(xiv)
On October 30, 2009, Fund Eleven amended the bareboat charters for the four container vessels, the ZIM Andaman Sea, the ZIM Hong Kong, the ZIM Israel and the ZIM Japan Sea (collectively, the “ZIM Vessels”), to restructure each respective charterer’s payment obligations so that Fund Eleven will continue to receive payments through September 30, 2014 in accordance with each amended charter. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $35,147,000 relating to the write down in value of the four container vessels. On February 9, 2010, Fund Eleven amended the facility agreement with HSH Nordbank AG to correspond with the revised payment schedule in the charter amendments, which also cured the default under the loan agreement as of December 31, 2009. On September 23, 2010, Fund Eleven entered into memoranda of agreement to sell the ZIM Vessels to unaffiliated third parties. On November 10, 2010, Fund Eleven sold the ZIM Japan Sea pursuant to the terms of the applicable memorandum of agreement. The proceeds of the sale were used to make a prepayment under the facility agreement with HSH Nordbank AG;

(xv)
On December 10, 2009, Fund Eleven restructured the lease payment obligations of Teal Jones Group and Teal Jones Lumber Services, Inc. to provide them with cash flow flexibility while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment;

(xvi)
On February 22, 2010, Fund Ten received notice that its leases with Saturn Corporation (“Saturn”) were being rejected by General Motors Company (“GM”) in conjunction with GM’s petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code, filed on June 1, 2009, in which Saturn was named as a debtor. In March 2010, Fund Ten sold all of the equipment subject to lease with Saturn to unaffiliated third parties;

(xvii)
On September 1, 2010, Fund Eleven amended its schedule with AMI Manchester, LLC and Gallant Steel, Inc. (collectively, “AMI”) to restructure AMI’s payment obligations and extend the base term of the schedule through December 31, 2013;

(xviii)
On September 20, 2010, Fund Twelve and Fund Fourteen were notified that Quattro Plant Limited (a borrower from a joint venture between Fund Twelve and Fund Fourteen, “Quattro Plant”) was in default under its senior loan agreement with KBC Bank N.V. As a result of the default, Quattro Plant’s principal payment obligations to the joint venture were suspended. During the suspension period, the joint venture received interest only payments from Quattro Plant. Subsequent to September 30, 2010, Quattro Plant cured the default under its senior loan agreement and was permitted to begin making payments of principal to the joint venture beginning November 1, 2010;

(xix)
As of September 30, 2010, our Investment Manager determined that the expected future proceeds from Fund Nine’s 90% interest in unguaranteed residual values of manufacturing and technology equipment, acquired from Summit Asset Management Limited in December 2003, would be insufficient to cover the residual position of the remaining investment. As a result, Fund Nine recognized a $250,000 impairment loss on the investment in unguaranteed residual values; and

(xx)
On September 30, 2010, Fund Ten, Fund Eleven and Fund Twelve terminated their credit support agreement, pursuant to which losses incurred by any of them with respect to any financing provided to any subsidiary of MWU would be shared among them in proportion to their respective capital investments. Simultaneously with the termination, Fund Eleven and Fund Twelve formed ICON MW, LLC (“ICON MW”) and, as contemplated by the credit support agreement, each of Fund Eleven and Fund Twelve contributed all of its interest in the assets related to the financing of the MWU subsidiaries to ICON MW to extinguish its obligations under the credit support agreement and receive an ownership interest in ICON MW. Fund Ten contributed assets in the form of a cash payment to Fund Twelve to extinguish its obligations under the credit support agreement. The methodology used to determine the ownership interests in ICON MW and the settlement amount that Fund Ten paid was at the discretion of our Investment Manager.

Although our Investment Manager expects that our affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to our affiliates, our Investment Manager will continue to review and evaluate the impact of the recession on our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represent historical results of equipment leasing and finance funds sponsored by our Investment Manager. If you purchase our Interests, you will not have any ownership interest in any other businesses sponsored or owned by our Investment Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Investment Manager and its affiliates.

Liquidation Track Record of Other Equipment Leasing and Finance Funds Sponsored by our Investment Manager

The disclosure under the heading “Funds Sponsored by Affiliates of Our General Partner – Liquidation Track Record of Other Equipment Leasing and Finance Funds Sponsored by our Investment Manager” on pages 63 through 65 of the Prospectus, dated May 5, 2010, as amended by Supplement No. 1, dated May 14, 2010, and Supplement No. 2, dated August 16, 2010, is hereby revised by replacing the first paragraph in its entirety by the following:

As of the date hereof, of the thirteen prior public equipment leasing and finance funds sponsored by our Investment Manager (the “Prior Funds”), six have been liquidated and dissolved (Series A, Series B, Series C, Series D, Series E and LP Six) and two Prior Funds have each transferred all of its assets to a liquidating trust for the benefit of the limited partners, now the beneficial owners (LP Seven and Fund Eight A). As of the date hereof, out of the remaining five Prior Funds, three are currently in the Prior Fund’s “liquidation period” (Fund Eight B, Fund Nine and Fund Ten), and two are in the Prior Fund’s “reinvestment period” or “operating period” (Fund Eleven and Fund Twelve).

Relationships with Some of Our General Partner’s Affiliates

The disclosure under the heading “Relationships with Some of Our General Partner’s Affiliates” on page 66 of the Prospectus, dated May 5, 2010, as amended by Supplement No. 1, dated May 14, 2010, and Supplement No. 2, dated August 16, 2010, is hereby revised by replacing the first paragraph in its entirety by the following:

The following diagram shows our relationship to our General Partner and some of its affiliates:

General Partner’s Discussion and Analysis of Results of Operations and Financial Condition

The disclosure under the heading “General Partner’s Discussion and Analysis of Results of Operations and Financial Condition – Overview” beginning on page 107 of the Prospectus, dated May 5, 2010, as amended by Supplement No. 1, dated May 14, 2010, and Supplement No. 2, dated August 16, 2010, is hereby revised by replacing the sixth paragraph in its entirety by the following:

Our General Partner manages and controls our business affairs, including, but not limited to, our investments in Capital Assets, under the terms of our Partnership Agreement. Our Investment Manager, an affiliate of our General Partner, originates and services our investments. Our Investment Manager also sponsored and manages seven other public equipment leasing and finance funds.

Certain Financial Information of ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. for the Quarter Ended September 30, 2010

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Balance Sheets

Assets

	September 30,
	2010	December 31,
	(unaudited)	2009
Cash and cash equivalents	$36,831,284	$27,074,324
Net investment in finance lease	3,776,125	-
Leased equipment at cost (less accumulated depreciation of
$3,168,215 and $649,453, respectively)	21,639,144	13,530,536
Notes receivable	33,426,076	-
Investments in joint ventures	15,193,482	17,742,829
Deferred charges, net	1,020,623	1,186,369
Other assets, net	3,105,714	33,006
Asset purchase deposits	26,266,401	-

Total Assets	$141,258,849	$59,567,064

Liabilities and Equity

Liabilities:
Deferred revenue	$2,491,262	$227,161
Due to General Partner and affiliates	1,247,637	566,964
Accrued expenses and other liabilities	1,920,930	157,889

Total Liabilities	5,659,829	952,014

Commitments and contingencies (Note 10)

Equity:
Partners’ Equity (Deficit)
Limited Partners	134,827,878	58,640,528
General Partner	(87,779)	(25,478)

Total Partners’ Equity	134,740,099	58,615,050

Noncontrolling Interest	858,921	-

Total Equity	135,599,020	58,615,050

Total Liabilities and Equity	$141,258,849	$59,567,064

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Operations
(unaudited)

				Period from June 19, 2009 (Commencement of Operations) through September 30, 2009

	Three Months Ended September 30,		Nine Months Ended
	2010	2009	September 30, 2010

Revenue:
Rental income	$1,487,851	$109,328	$3,932,012	$109,328
Finance income	144,279	-	362,583	-
Income from investments in joint ventures	567,943	249,398	1,878,823	249,398
Interest and other income	817,582	4,042	1,497,264	4,042

Total revenue	3,017,655	362,768	7,670,682	362,768

Expenses:
Management fees	147,254	11,350	355,325	11,350
Administrative expense reimbursements	1,138,831	777,776	3,682,231	1,196,142
General and administrative	142,061	114,585	706,563	354,471
Interest	-	7,333	-	7,333
Depreciation and amortization	1,042,120	58,214	2,679,320	58,214

Total expenses	2,470,266	969,258	7,423,439	1,627,510

Net income (loss)	547,389	(606,490)	247,243	(1,264,742)

Less: Net income attributable to noncontrolling interest	26,293	-	53,023	-

Net income (loss) attributable to Fund Fourteen	$521,096	$(606,490)	$194,220	$(1,264,742)

Net income (loss) attributable to Fund Fourteen allocable to:
Limited Partners	$515,885	$(600,426)	$192,278	$(1,252,095)
General Partner	5,211	(6,064)	1,942	(12,647)

	$521,096	$(606,490)	$194,220	$(1,264,742)

Weighted average number of limited
partnership interests outstanding	147,266	17,423	116,726	15,813

Net income (loss) attributable to Fund Fourteen
per weighted average limited partnership
interest outstanding	$3.50	$(34.46)	$1.65	$(79.18)

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Changes in Equity

	Partners' Equity

	Limited			Total
	Partnership	Limited		Partners’	Noncontrolling	Total
	Interests	Partners	General Partner	Equity	Interest	Equity
Balance, December 31, 2009	68,411	$58,640,528	$(25,478)	$58,615,050	$-	$58,615,050

Net income	-	10,436	105	10,541	-	10,541
Proceeds from sale of limited partnership interests	30,916	30,798,446	-	30,798,446	-	30,798,446
Sales and offering expenses	-	(3,209,025)	-	(3,209,025)	-	(3,209,025)
Cash distributions	-	(1,478,576)	(14,935)	(1,493,511)	-	(1,493,511)

Balance, March 31, 2010 (unaudited)	99,327	84,761,809	(40,308)	84,721,501	-	84,721,501

Net loss	-	(334,043)	(3,374)	(337,417)	26,730	(310,687)
Proceeds from sale of limited partnership interests	33,294	33,146,563	-	33,146,563	-	33,146,563
Sales and offering expenses	-	(3,496,223)	-	(3,496,223)	-	(3,496,223)
Cash distributions	-	(2,120,515)	(21,419)	(2,141,934)	(97,311)	(2,239,245)
Investment by noncontrolling interest	-	(514)	(5)	(519)	1,000,519	1,000,000

Balance, June 30, 2010 (unaudited)	132,621	111,957,077	(65,106)	111,891,971	929,938	112,821,909

Net income	-	515,885	5,211	521,096	26,293	547,389
Proceeds from sale of limited partnership interests	28,333	28,148,551	-	28,148,551	-	28,148,551
Sales and offering expenses	-	(3,033,084)	-	(3,033,084)	-	(3,033,084)
Cash distributions	-	(2,760,551)	(27,884)	(2,788,435)	(97,310)	(2,885,745)

Balance, September 30, 2010 (unaudited)	160,954	$134,827,878	$(87,779)	$134,740,099	$858,921	$135,599,020

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Cash Flows
(unaudited)
		Period from June 19, 2009 (Commencement of Operations) through September 30, 2009

	Nine Months Ended
	September 30, 2010

Cash flows from operating activities:
Net income (loss)	$247,243	$(1,264,742)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Finance income	(362,583)	-
Income from investments in joint ventures	(1,878,823)	(249,398)
Depreciation and amortization	2,679,320	58,214
Loss on partial sale of interests in joint ventures	25,045	-
Changes in operating assets and liabilities:
Collection of finance lease	942,229	-
Other assets, net	(477,793)	(64,790)
Accrued expenses and other liabilities	1,641,665	27,160
Deferred revenue	2,264,101	296,155
Due to/from General Partner and affiliates, net	650,296	763,460
Distributions from joint ventures	1,878,823	249,398

Net cash provided by (used in) operating activities	7,609,523	(184,543)

Cash flows from investing activities:
Purchase of equipment	(15,013,976)	(11,990,776)
Asset purchase deposits	(26,266,401)	-
Investments in joint ventures	(183,115)	(14,436,203)
Distributions from joint ventures in excess of profits	1,357,417	516,640
Investment in joint ventures by noncontrolling interest	1,350,000	-
Investment in notes receivable	(37,032,227)	-
Repayment on note receivable	881,513	-

Net cash used in investing activities	(74,906,789)	(25,910,339)

Cash flows from financing activities:
Sale of limited partnership interests	92,093,560	32,545,040
Sales and offering expenses paid	(8,682,093)	(3,151,618)
Deferred charges	(738,740)	(1,438,993)
Investment by noncontrolling interest	1,000,000	-
Distributions to noncontrolling interest	(194,621)	-
Cash distributions to partners	(6,423,880)	(190,107)
Redemption of limited partnership interest	-	(1,000)

Net cash provided by financing activities	77,054,226	27,763,322

Net increase in cash and cash equivalents	9,756,960	1,668,440

Cash and cash equivalents, beginning of the period	27,074,324	1,001

Cash and cash equivalents, end of the period	$36,831,284	$1,669,441

Supplemental disclosure of non-cash investing and financing activities:
Underwriting fees due to ICON Securities	$-	$700
Organizational and offering expenses due to Investment Manager	$30,377	$14,656
Sales commissions due to third parties	$121,376	$87,176
Organizational and offering expenses amortized to equity	$934,863	$218,216

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(1)	Organization

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Partnership”) was formed on August 20, 2008 as a Delaware limited partnership.  The Partnership is engaged in one business segment, the business of investing in business-essential equipment and corporate infrastructure (collectively, “Capital Assets”), including, but not limited to, Capital Assets that are already subject to lease, Capital Assets that the Partnership purchases and leases to domestic and global businesses, loans that are secured by Capital Assets, and ownership rights to leased Capital Assets at lease expiration.  The Partnership will continue until December 31, 2020, unless terminated sooner.

The Partnership’s principal investment objective is to obtain the maximum economic return from its investments for the benefit of its partners.  To achieve this objective, the Partnership: (i) acquires a diversified portfolio by making investments in Capital Assets; (ii) makes monthly cash distributions, at the Partnership’s general partner’s discretion, to its partners commencing the month following each partner’s admission to the Partnership, continuing until the end of the operating period; (iii) will reinvest substantially all undistributed cash from operations and cash from sales of investments in Capital Assets during the operating period; and (iv) will dispose of its investments and distribute the excess cash from such dispositions to its partners beginning with the commencement of the liquidation period.

The general partner of the Partnership is ICON GP 14, LLC, a Delaware limited liability company (the “General Partner”), which is a wholly-owned subsidiary of ICON Capital Corp., a Delaware corporation (“ICON Capital”).  The General Partner manages and controls the business affairs of the Partnership, including, but not limited to, the Capital Assets the Partnership invests in pursuant to the terms of the Partnership’s limited partnership agreement (the “Partnership Agreement”).  Pursuant to the terms of an investment management agreement, the General Partner has engaged ICON Capital as an investment manager (the “Investment Manager”) to, among other things, facilitate the acquisition and servicing of the Partnership’s investments.  Additionally, the General Partner has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the Partnership.

The Partnership is currently in its offering period, which commenced on May 18, 2009 and is anticipated to end no later than May 2011.  With the proceeds from the sale of limited partnership interests (“Interests”), the Partnership intends to invest in a diverse pool of Capital Assets and establish a cash reserve in the amount of 0.50% of the gross offering proceeds.  The initial capitalization of the Partnership was $1,001, which consisted of $1 from the General Partner and $1,000 from ICON Capital.  The Partnership is offering Interests on a “best efforts” basis with the intention of raising up to $418,000,000 of capital, consisting of 420,000 Interests, of which 20,000 have been reserved for the Partnership’s distribution reinvestment plan (the “DRIP Plan”).  The DRIP Plan allows limited partners to purchase Interests with distributions received from the Partnership and/or certain affiliates of the Partnership.  At any time prior to May 18, 2011, the Partnership may, at its sole discretion, increase the offering to a maximum of up to $618,000,000 of capital, consisting of 600,000 Interests, provided that the offering period is not extended in connection with such change.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(1)	Organization - continued

The Partnership’s initial closing date was June 19, 2009 (the “Commencement of Operations”), the date at which the Partnership had raised $1,200,000 and limited partners were admitted.  Upon the Commencement of Operations, the Partnership returned the initial capital contribution of $1,000 to ICON Capital.  During the period from May 18, 2009 to September 30, 2010, the Partnership sold 160,954 Interests to 4,502 limited partners, representing $160,393,699 of capital contributions.  Investors from the Commonwealth of Pennsylvania and the State of Tennessee were not admitted until the Partnership raised total equity in the amount of $20,000,000, which the Partnership achieved on August 27, 2009.  Beginning with the Commencement of Operations, the Partnership has paid or accrued sales commissions to third parties.  The Partnership has also paid or accrued various fees to the General Partner and its affiliates.  For the period from the Commencement of Operations through September 30, 2010, the Partnership paid or accrued the following fees in connection with its offering of its Interests:  (i) sales commissions to third parties in the amount of $10,864,618 and (ii) underwriting fees in the amount of $4,674,569 to ICON Securities Corp., an affiliate of the General Partner and the dealer-manager of the Partnership’s offering (“ICON Securities”).  In addition, the General Partner and its affiliates, on behalf of the Partnership, incurred organizational and offering expenses in the amount of $2,346,689. For the period from the Commencement of Operations through September 30, 2010, organizational and offering expenses in the amount of $1,326,066 were recorded as a reduction of partners’ equity.

Partners’ capital accounts are increased for their initial capital contribution plus their proportionate share of earnings and decreased by their proportionate share of losses and distributions. Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the limited partners and 1% to the General Partner until the aggregate amount of cash distributions paid to limited partners equals the sum of the limited partners’ aggregate capital contributions plus an 8% cumulative annual return on their aggregate unreturned capital contributions, compounded daily.  After such time, distributions will be allocated 90% to the limited partners and 10% to the General Partner.

(2)	Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q.  In the opinion of the General Partner, all adjustments considered necessary for a fair presentation have been included.  These consolidated financial statements should be read together with the consolidated financial statements and notes included in the Partnership’s Annual Report on Form 10-K for the period from the Commencement of Operations through December 31, 2009.  The results for the interim period are not necessarily indicative of the results for the full year.

The consolidated financial statements include the accounts of the Partnership and its majority-owned subsidiaries and other controlled entities.  All intercompany accounts and transactions have been eliminated in consolidation.  In joint ventures where the Partnership has majority ownership, the financial condition and results of operations of the joint venture are consolidated.  Noncontrolling interest represents the minority owner’s proportionate share of its equity in the joint venture.  The noncontrolling interest is adjusted for the minority owner’s share of the earnings, losses, investments and distributions of the joint venture.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(2)	Basis of Presentation and Consolidation - continued

The Partnership accounts for its noncontrolling interests in joint ventures where the Partnership has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting.  In such cases, the Partnership’s original investments are recorded at cost and adjusted for its share of earnings, losses and distributions.  The Partnership accounts for investments in joint ventures where the Partnership has virtually no influence over financial and operational matters using the cost method of accounting.  In such cases, the Partnership’s original investments are recorded at cost and any distributions received are recorded as revenue.  All of the Partnership’s investments in joint ventures are subject to its impairment review policy.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an update to Accounting Standard Codification 810 – Consolidation (“ASC 810”). The update amends the consolidation guidance applicable to variable interest entities (“VIEs”) and changes how a reporting entity evaluates whether an entity is considered the primary beneficiary of a VIE and is therefore required to consolidate such VIE. ASC 810 also requires assessments at each reporting period of which party within the VIE is considered the primary beneficiary and requires a number of new disclosures related to VIEs. The adoption of this guidance did not have a material effect on the Partnership’s consolidated financial statements as of September 30, 2010.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), amending Accounting Standards Codification 820. ASU 2010-06 requires new disclosures and clarifies existing disclosures on fair value measurements.  It requires new disclosures including (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers and (ii) separate presentation of information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. This update also clarifies existing disclosures requiring the Partnership to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material effect on the Partnership’s consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(3)	Net Investment in Finance Lease

Net investment in finance lease consisted of the following at September 30, 2010:

September 30,
2010
Minimum rents receivable	$3,872,989
Estimated residual value	641,942
Initial direct costs, net	76,155
Unearned income	(814,961)

Net investment in finance lease	$3,776,125

Telecommunications Equipment

On February 25, 2010, the Partnership, through its wholly-owned subsidiary, ICON Global Crossing VI, LLC (“ICON GC VI”), purchased telecommunications equipment and simultaneously leased the equipment back to Global Crossing Telecommunications, Inc. (“Global Crossing”). The purchase price for the equipment was approximately $4,300,000. The lease is for a period of thirty-six months and expires in February of 2013.

Non-cancelable minimum annual amounts due on the investment in finance lease over the remaining term of the lease were as follows at September 30, 2010:

For the period October 1 to December 31, 2010	$400,654
For the year ending December 31, 2011	1,602,616
For the year ending December 31, 2012	1,602,616
For the year ending December 31, 2013	267,103
$3,872,989

Carrier Vessels

On September 29, 2010, the Partnership, through its wholly-owned subsidiaries, ICON Amazing, LLC (“ICON Amazing”) and ICON Fantastic, LLC (“ICON Fantastic”), entered into memoranda of agreement to purchase the supramax bulk carrier vessels, the Amazing and the Fantastic, from Amazing Shipping Ltd. (“ASL”) and Fantastic Shipping Ltd. (“FSL”), wholly-owned subsidiaries of Geden Holdings Limited (“Geden”), for the aggregate purchase price of $67,000,000.  Simultaneously with these acquisitions, which closed on October 1, 2010, the Amazing and the Fantastic were bareboat chartered back to ASL and FSL, respectively, for a period of seven years commencing on October 1, 2010.  The purchase price of the vessels consisted of $23,450,000 in cash and a non-recourse loan in the amount of $43,550,000.  The Partnership paid the aggregate amount of $21,943,000 of the purchase price to ASL and FSL and acquisition fees of $1,675,000 to the Investment Manager as of September 30, 2010, both of which are included in asset purchase deposits on the accompanying consolidated balance sheets.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(4)	Leased Equipment at Cost

Leased equipment at cost consisted of the following:

	September 30,	December 31,
	2010	2009
Packaging equipment	$6,535,061	$6,535,061
Telecommunications equipment	7,644,928	7,644,928
Motor coaches	10,627,370	-
	24,807,359	14,179,989
Less: Accumulated depreciation	3,168,215	649,453

	$21,639,144	$13,530,536

Depreciation expense was $948,344 and $2,518,762 for the three months and nine months ended September 30, 2010, respectively.  Depreciation expense was $49,881 for the three months ended September 30, 2009 and the period from June 19, 2009 (Commencement of Operations) through September 30, 2009.

Motor Coaches

On March 9, 2010, the Partnership, through its wholly-owned subsidiary, ICON Coach II, LLC (“ICON Coach II”), executed a master lease agreement in which it agreed to purchase and lease back twenty-six 2010 MCI J4500 motor coach buses from Motor Coach Industries, Inc. (“MCI”) for the aggregate purchase price of approximately $10,370,000.  Simultaneously with the execution of the lease, ICON Coach II purchased eleven 2010 MCI J4500 motor coach buses from MCI for the purchase price of $4,502,715 and leased the buses to Dillon's Bus Service, Inc. (“DBS”).  On May 13, 2010, ICON Coach II purchased fifteen 2010 MCI J4500 motor coach buses from MCI for the purchase price of $5,865,450 and simultaneously leased the buses to Lakefront Lines, Inc. (“Lakefront”). The leases with DBS and Lakefront are for a period of sixty months and the base term for both leases commenced on June 1, 2010.

Telecommunications Equipment

Between September 2009 and February 2010, the Partnership, through its wholly-owned subsidiary, ICON GC VI, purchased and simultaneously leased to Global Crossing approximately $11,738,000 of telecommunications equipment under a master lease agreement. Each of the equipment schedules is for a period of thirty-six months and the leases expire between September 2012 and February 2013.  The latest equipment schedule of approximately $4,300,000 is included in the above total and was accounted for as a direct finance lease (see Note 3).  On April 1, 2010, the Partnership sold a 9.084% noncontrolling interest in ICON GC VI to an unaffiliated third party, Hardwood Partners, LLC (“Hardwood”), for $1,000,000. As a result of the sale, the Partnership recorded a nominal loss on sale, which is included in partners’ equity, and the Partnership’s controlling interest in ICON GC VI was reduced to 90.916%.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(4)	Leased Equipment at Cost - continued

Aggregate annual minimum future rentals receivable from the Partnership’s non-cancelable operating leases over the next five years consisted of the following at September 30, 2010:

For the period October 1 to December 31, 2010	$1,516,574
For the year ending December 31, 2011	6,066,296
For the year ending December 31, 2012	5,522,134
For the year ending December 31, 2013	3,192,472
For the year ending December 31, 2014	2,332,108
Thereafter	154,486
$18,784,070

(5)	Notes Receivable

Note Receivable Secured by Point of Sale Equipment

On March 3, 2010, the Partnership, through its wholly-owned subsidiary, ICON Northern Leasing III, LLC (“ICON NL III”), provided a senior secured term loan in the aggregate amount of $9,857,589 to Northern Capital Associates XVIII, L.P. (“NCA XVIII”), Northern Capital Associates XV, L.P. (“NCA XV”) and Northern Capital Associates XIV, L.P. (“NCA XIV”) (collectively “NL III”).  Interest on the secured term loan accrues at a rate of 18% per year.  The loan is payable monthly in arrears for a period of 48 months.

Note Receivable Secured by Aframax Tankers

On June 30, 2010, the Partnership, through its wholly-owned subsidiary, ICON Palmali 14, LLC (“ICON Palmali 14”), participated in a $96,000,000 loan facility by making a second priority secured term loan to Ocean Navigation 5 Co. Ltd. and Ocean Navigation 6 Co. Ltd. (collectively, “Ocean Navigation”) pursuant to a loan agreement (the “Palmali Loan Agreement”). The proceeds of the loan were used by Ocean Navigation to purchase two Aframax tanker vessels, the Shah Deniz and the Absheron (each a “Vessel,” and collectively, the “Vessels”).  On July 28, 2010 and September 14, 2010, ICON Palmali 14 funded the loan in the aggregate amount of $14,400,000 to Ocean Navigation. Interest on the secured term loan accrues at a rate of 15.25% per year and is payable quarterly in arrears for a period of six years from the delivery date of each Vessel.

Note Receivable Secured by Metal Cladding and Production Equipment

On September 1, 2010, the Partnership made a secured term loan to EMS Enterprise Holdings, LLC, EMS Holdings II, LLC, EMS Engineered Materials Solutions, LLC, EMS CUP, LLC and EMS EUROPE, LLC (collectively, “EMS”) in the amount of $4,800,000.  Interest on the loan accrues at a rate of 13% per year and is payable monthly in arrears for a period of forty-eight months.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(5)	Notes Receivable - continued

Note Receivable Secured by Lifting and Transportation Equipment

On September 24, 2010, the Partnership participated in an approximately $150,000,000 loan facility by making a secured term loan to Northern Crane Services Inc. (“Northern Crane”) in the amount of $5,250,000.  Interest on the loan accrues at a rate of 15.75% per year and is payable quarterly in arrears for a period of fifty-four months beginning on October 1, 2010.

Note Receivable Secured by Building Contract and Refund Guarantee

On September 27, 2010, the Partnership, through its wholly-owned subsidiary, ICON SE, LLC (“ICON SE”), participated in an approximately $46,000,000 loan facility by agreeing to make a secured term loan to SE Shipping Lines Pte. Ltd. (“SE Shipping”) for the purchase of a new build heavy lift vessel and accompanying equipment.  The aggregate principal amount of ICON SE’s loan is $18,000,000 and will be made to SE Shipping in six installments.  Each installment will be made on the basis of certain building milestones having been met, but no installment will be made after November 27, 2012.  Interest on the loan accrues at a rate of 18% per year and is payable monthly in arrears for a period of twenty-four months from the delivery date of the vessel.  As of September 30, 2010, no amounts were funded under the loan agreement.

(6)	Investments in Joint Ventures

On April 1, 2010, the Partnership and ICON Leasing Fund Twelve, LLC, an entity managed by the Investment Manager (“Fund Twelve”) (each a “Seller” and together, the “Sellers”), sold to Hardwood a 9.927% interest in ICON Atlas, LLC (“ICON Atlas”), a 5.297% interest in ICON ION, LLC (“ICON ION”) and a 10.678% interest in ICON Quattro, LLC (“ICON Quattro”). Hardwood paid $1,000,000 for each of these three investments. The ownership interest in each of the three entities provided by each Seller to Hardwood was proportionate to the Sellers’ ownership percentages immediately prior to the sale. The Partnership received aggregate proceeds of $1,350,000 and recorded an aggregate loss on sale of approximately $25,000.

Immediately following the sales, the resulting ownership interests were as follows:

	Partnership	Fund Twelve	Hardwood	Total
ICON Atlas	40.533%	49.540%	9.927%	100%
ICON ION	42.616%	52.087%	5.297%	100%
ICON Quattro	40.195%	49.127%	10.678%	100%

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(6)	Investments in Joint Ventures - continued

The results of operations of ICON Atlas are summarized below:

	Three Months Ended September 30,		Nine Months Ended	Period from June 19, 2009 (Commencement of Operations) through
	2010	2009	September 30, 2010	September 30, 2009
Revenue	$613,955	$425,264	$1,841,865	$438,407
Net income	$380,624	$266,822	$1,140,461	$275,173
Partnership’s share of net income	$154,278	$92,767	$479,211	$92,767

The results of operations of ICON ION are summarized below:

	Three Months Ended September 30,		Nine Months Ended	Period from June 19, 2009 (Commencement of Operations) through
	2010	2009	September 30, 2010	September 30, 2009
Revenue	$692,329	$759,891	$2,169,048	$759,891
Net income	$651,684	$715,327	$2,023,758	$715,327
Partnership’s share of net income	$277,722	$156,631	$877,887	$156,631

The results of operations of ICON Quattro are summarized below:

	Three Months Ended September 30,		Nine Months Ended	Period from June 19, 2009 (Commencement of Operations) through
	2010	2009	September 30, 2010	September 30, 2009
Revenue	$440,368	$-	$1,566,176	$-
Net income	$338,207	$-	$1,243,451	$-
Partnership’s share of net income	$135,943	$-	$521,725	$-

On September 20, 2010, ICON Quattro was notified that Quattro Plant Limited (“Quattro Plant”) was in default under its senior loan agreement with KBC Bank N.V. ("KBC").  As a result of the default, Quattro Plant’s principal payment obligations to ICON Quattro were suspended.  During the suspension period, ICON Quattro received interest only payments from Quattro Plant. Subsequent to September 30, 2010, Quattro Plant cured the default under its senior loan agreement and was permitted to begin making payments of principal to ICON Quattro beginning November 1, 2010.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(7)	Revolving Line of Credit, Recourse

The Partnership and certain other entities managed by the Investment Manager, ICON Income Fund Eight B L.P., ICON Income Fund Nine, LLC, ICON Income Fund Ten, LLC, ICON Leasing Fund Eleven, LLC and Fund Twelve (collectively, the “ICON Borrowers”), are parties to a Commercial Loan Agreement, as amended (the “Loan Agreement”), with California Bank & Trust (“CB&T”).  The Loan Agreement provides for a revolving line of credit of up to $30,000,000 pursuant to a senior secured revolving loan facility (the “Facility”), which is secured by all assets of the ICON Borrowers not subject to a first priority lien, as defined in the Loan Agreement. Each of the ICON Borrowers is jointly and severally liable for all amounts borrowed under the Facility. At September 30, 2010, no amounts were accrued related to the Partnership’s joint and several obligations under the Facility. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain lease agreements and loans in which the ICON Borrowers have a beneficial interest.

The Facility expires on June 30, 2011 and the ICON Borrowers may request a one year extension to the revolving line of credit within 390 days of the then-current expiration date, but CB&T has no obligation to extend. The interest rate for general advances under the Facility is CB&T’s prime rate and the interest rate on up to five separate non-prime rate advances that are permitted to be made under the Facility is the rate at which U.S. dollar deposits can be acquired by CB&T in the London Interbank Eurocurrency Market plus 2.5% per year, provided that neither interest rate is permitted to be less than 4.0% per year. The interest rate at September 30, 2010 was 4.0%.  In addition, the ICON Borrowers are obligated to pay a quarterly commitment fee of 0.50% on unused commitments under the Facility.

None of the ICON Borrowers had any outstanding borrowings under the Facility at September 30, 2010.

Pursuant to the Loan Agreement, the ICON Borrowers are required to comply with certain covenants.  At September 30, 2010, the ICON Borrowers were in compliance with all covenants.

(8)	Transactions with Related Parties

The Partnership has entered into certain agreements with the General Partner, the Investment Manager and ICON Securities whereby the Partnership pays certain fees and makes certain reimbursements to these parties.  ICON Securities is entitled to receive a 3% underwriting fee from the gross proceeds from sales of the Partnership’s Interests.

The Partnership pays the Investment Manager (i) an annual management fee, payable monthly, equal to 3.50% of the gross periodic payments due and paid from the Partnership’s investments and (ii) acquisition fees, through the end of the operating period, equal to 2.50% of the purchase price of each investment the Partnership makes in Capital Assets.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(8)	Transactions with Related Parties - continued

In addition, the Partnership reimburses the General Partner and its affiliates for organizational and offering expenses incurred in connection with the Partnership’s organization and offering.  The reimbursement of these expenses will be capped at the lesser of 1.44% of the gross offering proceeds (assuming all of the Interests are sold in the offering) and the actual costs and expenses incurred by the General Partner and its affiliates.  Accordingly, the General Partner and its affiliates may ultimately be reimbursed for less than the actual costs and expenses incurred.  These costs may include, but are not limited to, legal, accounting, printing, advertising, administrative, investor relations and promotional expenses for registering, offering and distributing the Partnership’s Interests to the public.  The General Partner also has a 1% interest in the Partnership’s profits, losses, cash distributions and liquidation proceeds.

In addition, the General Partner and its affiliates are reimbursed for administrative expenses incurred in connection with the Partnership’s operations.  Administrative expense reimbursements are costs incurred by the General Partner or its affiliates that are necessary to the Partnership’s operations.  These costs include the General Partner’s and its affiliates’ legal, accounting, investor relations and operations personnel costs, as well as professional fees and other costs that are charged to the Partnership based upon the percentage of time such personnel dedicate to the Partnership.  Excluded are salaries and related costs, office rent, travel expenses and other administrative costs incurred by individuals with a controlling interest in the General Partner.

Fees and other expenses paid or accrued by the Partnership to the General Partner or its affiliates were as follows:

			Three Months Ended September 30,		Nine Months Ended	Period from June 19, 2009 (Commencement of Operations) through
Entity	Capacity	Description	2010	2009	September 30, 2010	September 30, 2009
ICON Capital Corp.	Investment Manager	Organizational and offering
		expense reimbursements (1)	$112,330	$396,417	$769,117	$1,453,649
ICON Securities Corp.	Dealer-Manager	Underwriting fees (2)	797,614	822,915	2,648,181	972,027
ICON Capital Corp.	Investment Manager	Acquisition fees (3)	3,443,151	292,458	5,923,983	292,458
ICON Capital Corp.	Investment Manager	Management fees (4)	147,254	11,350	355,325	11,350
ICON Capital Corp.	Investment Manager	Administrative expense
		reimbursements (4)	1,138,831	777,776	3,682,231	1,196,142
			$5,639,180	$2,300,916	$13,378,837	$3,925,626

(1) Amount capitalized and amortized to partners’ equity.
(2) Amount charged directly to partners’ equity.
(3) Amount capitalized and amortized to operations over the estimated service period in accordance with the Partnership’s accounting policies.
(4) Amount charged directly to operations.

At September 30, 2010, the Partnership had a net payable of $1,247,637 due to the General Partner and its affiliates that primarily consisted of administrative expense reimbursements in the amount of approximately $839,000.

From October 1, 2010 to November 5, 2010, the Partnership raised an additional $13,603,414 in capital contributions and has paid or accrued underwriting fees to ICON Securities in the amount of $373,200.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2010
(unaudited)

(9)	Fair Value Measurements

Fair value information with respect to the Partnership’s leased assets and liabilities is not separately provided since (i) the current accounting pronouncements do not require fair value disclosures of lease arrangements and (ii) the carrying value of financial assets, other than lease-related investments, and the recorded value of recourse debt approximate fair value due to their short-term maturities and variable interest rates. The estimated fair value of the Partnership’s fixed rate notes receivable was based on the discounted value of future cash flows related to the loans based on recent transactions of this type.

	September 30, 2010
	Carrying Amount	Fair Value
Fixed rate notes receivable	$33,426,076	$34,800,306

(10)	Commitments and Contingencies

At the time the Partnership acquires or divests of its interest in a Capital Asset, the Partnership may, under very limited circumstances, agree to indemnify the seller or buyer for specific contingent liabilities.  The General Partner believes that any liability that may arise as a result of any such indemnification obligations will not have a material adverse effect on the consolidated financial condition of the Partnership taken as a whole.

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